SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

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OneSource Information Services, Inc.

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ONESOURCE INFORMATION SERVICES, INC.
300 Baker Avenue
Concord, MA 01742

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be Held on May 22, 2002

To the Stockholders of OneSource Information Services, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of OneSource Information Services, Inc., a Delaware corporation (the "Company"), will be held at 10:00 a.m., local time, on Wednesday, May 22, 2002, at Testa, Hurwitz & Thibeault, LLP, 125 High Street, Oliver Street Tower, 20th Floor, Boston, MA 02110, to consider and act upon the following proposals:

1. To elect four directors to the Company's Board of Directors, each to serve for a term of one year or until his successor is duly elected and qualified.

2. To approve an amendment to the 1999 Stock Option and Incentive Plan which includes a proposed increase in the maximum number of shares of Common Stock on which options can be awarded to any one participant in any fiscal year by 150,000.

3. To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent accountants, as auditors for the fiscal year ending December 31, 2002.

4. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Only stockholders of record at the close of business on April 10, 2002 are entitled to notice of and to vote at the meeting and any postponements or adjournments of the meeting. All stockholders are cordially invited to attend the meeting in person. ***To ensure your representation at the meeting, however, you are urged to mark, sign, date, and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.*** You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

ROY D. LANDON
Secretary

Concord, Massachusetts
April 17, 2002

PROXY STATEMENT

April 17, 2002

This Proxy Statement is being furnished in connection with the solicitation of proxies **by the Board of Directors** of OneSource Information Services, Inc., a Delaware corporation (the "Company"), for use at the Company's Annual Meeting of Stockholders to be held on Thursday, May 22, 2002 (the "Annual Meeting") at 10:00 a.m., local time, at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, Oliver Street Tower, 20th Floor, Boston, MA 02110, or at any adjournments thereof. The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2001, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy will be mailed to stockholders on or about April 17, 2002.

Only stockholders of record at the close of business on April 10, 2002 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. As of the Record Date, an aggregate of 11,971,934 shares of the Company's common stock, $ 0.01 par value per share (the "Common Stock"), were issued and outstanding. The holders of Common Stock are entitled to one vote per share on any proposal presented at the Annual Meeting. Stockholders may vote in person or by proxy. Execution of a proxy will not in any way affect a stockholder's right to attend the Annual Meeting and vote in person. Any proxy may be revoked by the person giving it at any time before the proxy is exercised by (1) filing with the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (2) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to the following: OneSource Information Services, Inc., 300 Baker Avenue, Concord, MA 01742, Attention: Secretary, at or before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to establish a quorum for the conducting of business at the Annual Meeting.

In the election of Directors, the four nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected as Directors. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. On all other items being submitted to stockholders, the affirmative vote of a majority of the shares present, in person, or represented by proxy, and voting on each such matter is required for approval. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. If a stockholder holds shares in "street name" through a broker or other nominee, the broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if a stockholder does not give their broker or nominee specific instructions, the stockholder's shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. However, shares represented by such "broker non-votes" will be counted in determining whether there is a quorum.

The persons named as attorneys-in-fact in the proxies were selected by the Board of Directors and are executive officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. Any stockholder giving a proxy has the right to withhold authority to vote for any individual nominee to the Board of Directors by writing that nominee's name in the space provided on the proxy. In addition to the election of four Directors, the stockholders will consider and vote upon proposals to (i) approve an amendment to the Company's 1999 Stock Option and Incentive Plan, and (ii) ratify the selection of auditors. **All shares represented by proxies will be voted in accordance with the stockholders'**

instructions, and if no choice is specified, the shares represented by proxies will be voted in favor of the matters set forth in the accompanying Notice of Annual Meeting.

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the meeting upon which a vote may properly be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is currently fixed at four members. All directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board of Directors has nominated and recommended that Messrs. Martin Kahn, Daniel J. Schimmel, Carl P. Fisher, and Henry Ancona, who all are currently serving as Directors of the Company, be elected Directors, to hold office until the next Annual Meeting of Stockholders or until their respective successors are duly elected and qualified. Shares represented by all proxies received by the Board of Directors, and not so marked as to withhold authority to vote for the nominees, will be voted **FOR** the election of the four nominees. The Board of Directors knows of no reason why any nominee should be unable or, for good cause, unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person or for fixing the number of directors at a lesser number.

The Board of Directors Unanimously Recommends a
Vote "FOR" the Nominees Listed Below

Director's Name and Year Director First Became a Director	Position(s) with the Company	Term Expires at Annual Meeting Held in
Nominees:		
Martin Kahn 1993	Chairman of the Board of Directors	2002
Daniel J. Schimmel 1993	President, Chief Executive Officer, and Director	2002
Carl P. Fisher 2000	Director	2002
Henry Ancona 2001	Director	2002

OCCUPATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each nominee to be elected at the Annual Meeting, and for the executive officers and a named significant employee of the Company, their ages and principal occupations for at least the past five years:

Name	Age	Position
Martin Kahn (1)(2)	51	Chairman of the Board of Directors
Daniel J. Schimmel	42	President, Chief Executive Officer, and Director
William G. Schumacher	38	Senior Vice President, Content Development
Philip J. Garlick	40	Senior Vice President, Global Sales
Roy D. Landon	46	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Michael L. Buzzell	47	Senior Vice President, Engineering
Mary F. McCabe	40	Senior Vice President, Packaged Solutions
David J. DeSimone (3)	37	Chief Information Technology Officer
Carl P. Fisher (1)(2)	60	Director
Henry Ancona (2)	57	Director

(1) Member of compensation committee.

(2) Member of audit committee.

(3) Named significant employee.

Martin Kahn joined the Company as Chairman of the Board of Directors in September 1993. Mr. Kahn has served as managing director of Cadence Information Associates LLC since 1996. Mr. Kahn was Chairman of Ovid Technologies, Inc., a producer of online, CD-ROM and network medical and scientific information services, from 1990 to 1998, and he was Chairman of VistaInfo, Inc., a supplier of geographically-based risk information, from 1992 to 1996. He is also Chairman of the Board of Directors of Parlo, Inc. Mr. Kahn holds an M.B.A. from the Harvard Business School and a B.A. from Yale University.

Daniel J. Schimmel joined the Company as President, Chief Executive Officer, and Director in 1993. Prior to joining the Company, Mr. Schimmel served as general manager of the OneSource Division, and held other operating positions, at Lotus. Mr. Schimmel holds an M.B.A. from the Harvard Business School and a B.A. from Harvard University.

William G. Schumacher originally joined the Company in 1993, served as Director of Product Management from 1996 to January 2000, and became Vice President, Product Management in January 2000. From February to December 2000, Mr. Schumacher joined MeetU.com as Vice President, Product Management and in February 2001 returned to the Company as Senior Vice President, Content Development. Mr. Schumacher holds a B.A. in Chemical Engineering from the University of Pennsylvania and a B.S. in Finance from the Wharton School in Philadelphia, PA.

Philip J. Garlick joined the Company as Director of Marketing and Product Development in 1993, served as Vice President and General Manager Europe from 1995 to October 1997, became Vice President, Global Enterprise Sales and Marketing in October 1997, and became Senior Vice President, Global Sales in January 2000. Prior to joining the Company, Mr. Garlick was a marketing executive at Lotus UK. Mr. Garlick holds an M.A. in Economics from Manchester University.

Roy D. Landon joined the Company as Director, Finance and Administration in 1993, became Vice President, Finance and Administration in 1997, became Vice President, Chief Financial Officer in 1999, and became Senior Vice President, Chief Financial Officer in January 2000. Prior to joining the Company, Mr. Landon was director of plans and controls for the Consulting and Information Services Group at Lotus. Mr. Landon holds a B.S. from Babson College.

Michael L. Buzzell joined the Company in February 2001 as Senior Vice President, Engineering. Prior to joining the Company, Mr. Buzzell was Vice President of Software Development at V-SPAN from December 1999 until January 2000. Prior to that time, he was Director, Information Technology and Services at Liberty Mutual from May 1998 until December 1999, was Vice President, Business and Strategic Development at CASEwise Systems, Inc. from March 1997 until February 1998, was Chief Information Officer of Borden Global Packaging from October 1995 until March 1997, and was Director, Information Technology and Services of Warner-Lambert from June 1994 until September 1995.

Mary F. McCabe joined the Company as Senior Platform Product Manager in 1994, became Director, Platform Project Management in 1996, became Senior Vice President, Product Development in January 2000, and became Senior Vice President, Packaged Solutions in November 2001. Ms. McCabe holds a B.S. from the Boston College School of Management with concentrations in Computer Science and Marketing.

David J. DeSimone originally joined the Company as Lotus Notes Administrator in 1995 to April 1996. From April 1996 until October 1997, Mr. DeSimone joined IRI Software as Manager of Internal Automation. In October 1997, Mr. DeSimone returned to the Company as Director of On-line Systems Administration, and became Chief Information Technology officer in December 2000. Mr. DeSimone holds a B.S. in Marketing and an A.S. in Accountancy from Bentley College.

Carl P. Fisher joined the Company as a Director in 2000. Since 1982, Mr. Fisher has served as an independent electronic publishing consultant primarily for large media, publishing, and communications companies. From 1972 to 1982, Mr. Fisher was part of the start-up management team and an officer of Mead Data Central (the providers of the Lexis and Nexis Services) during its first ten years from conception. Mr. Fisher has served as Chief Executive Officer for a number of early stage information ventures and is currently a member of the board of directors of several private companies.

Henry Ancona joined the Company as a Director in April 2001. From March 1998 to February 2002, Mr. Ancona served as President and Chief Executive Officer of Evidian Inc., a software company specializing in security and telecommunications management software. Prior to that time, Mr. Ancona was Executive Vice President of Polaroid Corporation and led Polaroid's Commercial Imaging and Electronic Imaging businesses. Prior to Polaroid, Mr. Ancona held a variety of general management positions at Digital Equipment Corporation, including Vice President of the company's application software businesses. Mr. Ancona is currently a member of the board of directors of Sentillion, Inc. Mr. Ancona holds B.S. and M.S. degrees in electrical engineering and computer science from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Executive officers of the Company are elected on an annual basis by the Board of Directors to serve at the pleasure of the Board of Directors and until their successors have been duly elected and qualified.

16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and holders of more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the Securities and Exchange Commission to furnish the Company with copies of all such filings. Based solely on its review of the copies of such filings received by it with respect to the period ended December 31, 2001, the Company believes that all of the Company's officers and directors and holders of more than 10% of the Company's Common Stock complied with Section 16(a) filing requirements for the period ended December 31, 2001, with the exception of the exercise of 11,000 stock options by Mr. Garlick on August 8, 2001 which was reported to the Securities and Exchange Commission on a Form 4 on April 11, 2002.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met four (4) times and acted by unanimous written consent four (4) times during the fiscal year ended December 31, 2001. The Board of Directors has a standing Audit Committee and a standing Compensation Committee. The Audit Committee, which oversees the accounting, financial functions, and regulatory affairs of the Company, met six (6) times during the fiscal year ended December 31, 2001. Messrs. Kahn, Fisher, and Ancona are the current members of the Audit Committee. The Compensation Committee of the Company, which determines the compensation of the Company's senior management and administers the Company's stock plans, met five (5) times during the fiscal year ended December 31, 2001. Messrs. Kahn and Fisher are the current members of the Compensation Committee. During the fiscal year ended December 31, 2001, each of the Company's directors attended one hundred percent (100%) of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which the director served.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date: (i) the name of each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) the name of each nominee for director of the Company; (iii) the name of each executive officer of the Company named in the Summary Compensation Table set forth below; (iv) the name of a significant employee named in the Summary Compensation Table and set forth below; and (v) the number of shares beneficially owned by each such person and all directors, nominees for director, executive officers, and the significant employee of the Company as a group and the percentage of the outstanding shares represented thereby.

Name and Address of Beneficial Owner(1)	Amount and Nature of Ownership (2)	Percent of Class (3)
Principal Stockholders:		
Information Partners Capital Fund, L.P. and related funds(4)	2,275,550	19.0%
William Blair Venture Partners III Limited Partnership(5)	1,665,564	13.9
Executive Officers:		
Daniel J. Schimmel(6)	941,250	7.6
William G. Schumacher(7)	36,597	*
Philip J. Garlick(8)	46,487	*
Roy D. Landon(9)	113,664	*
Mary F. McCabe(10)	62,840	*
Directors:		
Martin Kahn(11)	470,256	3.8
Carl P. Fisher(12)	4,750	*
Henry Ancona(13)	3,750	*
Named Significant Employee:		
David J. DeSimone(14)	55,760	*
All directors, executive officers, and named significant employee as a group(15) (10 persons)	1,804,104	13.8

* Less than one percent of the outstanding Common Stock.

(1) Unless otherwise indicated, the address for each beneficial owner is c/o OneSource Information Services, Inc., 300 Baker Avenue, Concord, MA 01742.

(2) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.

(3) Applicable percentage ownership as of the Record Date is based upon 11,971,934 shares of Common Stock outstanding as of the Record Date. Beneficial ownership is determined in accordance with the

rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days after the Record Date ("presently exercisable stock options") are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(4) The sole general partner of Information Partners Capital Fund, L.P. ("IPCF") is Information Partners. The general partners of Information Partners that have a beneficial ownership interest in the shares listed in the table above are Mark Nunnelly, Stephen G. Pagliuca, and Bain Capital Partners IV, L.P. ("BCP IV"), whose general partner is Bain Capital Investors, LLC ("BCI"). Information Partners, Messrs. Nunnelly and Pagliuca, and BCP IV disclaim beneficial ownership of shares held by IPCF except to the extent of their pecuniary interest therein. Includes 78,565 shares owned by BCIP Associates ("BCIP") and 85,139 shares owned by BCIP Trust Associates, L.P. ("BCIP Trust"). BCI is the sole member of the management committee of each of BCIP and BCIP Trust. BCI disclaims beneficial ownership of shares held by BCIP and BCIP Trust except to the extent of its pecuniary interest therein. IPCF, BCIP, and BCIP Trust may be deemed to be a "group" under the Securities Exchange Act of 1934. The address of these entities is 111 Huntington Avenue, Boston, MA 02199.

(5) According to an amended Schedule 13G filed on February 14, 2001, the general partners of this entity exercise sole voting and investment power with respect to the shares owned by such entity. The general partner of William Blair Venture Partners III Limited Partnership is William Blair Venture Management Company whose general partners are Gregg S. Newmark, a former director of the Company, Ellen Carnahan, Samuel Guren, and William Blair & Company, a limited liability company with approximately 150 members. Each of these persons disclaims beneficial ownership of such shares except to the extent of his respective proportionate pecuniary interest therein.

(6) Includes 477,798 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the Company's 1993 Stock Purchase and Option Plan (the "1993 Plan") and the Company's 1999 Stock Option and Incentive Plan (the "1999 Plan") and 463,452 shares held in the name of the Daniel J. Schimmel 1999 Family Trust.

(7) Includes 18,750 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan.

(8) Includes 82,962 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(9) Includes 54,950 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(10) Includes 58,781 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(11) Includes 292,114 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the Company's 2001 Non-Employee Director Stock Option Plan (the "2001 NED Plan").

(12) Includes 3,750 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan and the 2001 NED Plan.

(13) Includes 3,750 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1999 Plan.

(14) Includes 54,760 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(15) Includes 1,066,365 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1993 Plan, the 1999 Plan, and the 2001 NED Plan.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the annual and long-term compensation of the Company's Chief Executive Officer, each of the Company's four other most highly compensated executive officers, and one significant employee (collectively, the "Named Personnel") for the fiscal years ended December 31, 2001, 2000, and 1999.

SUMMARY COMPENSATION TABLE

					Long Term Compensation	
					Awards Securities	
Name and Principal Position		Annual Compensation(1)		Other Annual Compensation ($)(2)	Underlying Options (# of Shares)	All Other Compensation ($)
	Year	Salary($)	Bonus($)			
Daniel J. Schimmel	2001	$257,885	$42,293	$ 3,150	160,000	—
President, Chief Executive	2000	212,885	82,599	1,575	—	—
Officer and Director	1999	176,914	64,430	1,500	—	—
William G. Schumacher	2001	144,615	19,252	4,062	75,000	—
Senior Vice President	2000	25,615	—	313	—	—
Content Development(3)	1999	120,000	16,245	980	5,491	—
Philip J. Garlick	2001	184,616	27,872	106,109	60,000	—
Senior Vice President,	2000	164,616	52,693	105,062	—	—
Global Sales	1999	153,881	44,144	117,725	—	—
Roy D. Landon	2001	175,577	23,922	3,150	77,000	—
Senior Vice President,	2000	144,616	35,340	1,575	—	—
Finance & Administration	1999	124,572	27,961	1,500	—	—
Mary F. McCabe	2001	171,923	25,531	2,625	—	—
Senior Vice President,	2000	145,138	35,196	1,312	110,000	—
Product Development	1999	100,875	14,626	1,513	20,350	—
David J. DeSimone..........	2001	175,000	23,297	2,625	42,294	—
Chief Information	2000	128,972	15,245	1,312	—	—
Technology Officer	1999	108,800	12,599	1,250	29,304	—

(1) The Company did not make any restricted stock awards or grant any stock appreciation rights during the fiscal years 1999, 2000, and 2001.

(2) Amounts reflect long-term incentive plan payouts. In addition, Mr. Garlick receives additional compensation in connection with his relocation from the United Kingdom to Massachusetts, including car and housing allowances, moving expenses and payment of taxes.

(3) From February to December 2000, Mr. Schumacher joined MeetU.com as Vice President, Product Management and in February 2001 returned to the Company as Senior Vice President, Content Development.

The following table provides information with respect to the Company stock option grants to the Named Personnel in 2001. The Company did not grant any stock appreciation rights in 2001.

OPTION/STOCK APPRECIATION RIGHT GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (1)	Percentage of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rate of Stock Price Appreciation For Option Term (2)	
					5%	10%
Daniel J. Schimmel	160,000	14.0	$8.00	5/9/11	$804,992	$2,039,987
William G. Schumacher.....	60,000	5.2	8.625	1/11/11	325,456	824,760
	15,000	1.3	8.00	5/9/11	75,468	191,249
Philip J. Garlick	60,000	5.2	8.00	5/9/11	301,872	764,995
Roy D. Landon	77,000	6.7	8.00	5/9/11	387,402	981,744
Mary F. McCabe	—	—	—	—	—	—
David J. DeSimone	25,000	2.2	8.625	1/11/11	135,607	343,650
	17,294	1.5	8.00	5/9/11	87,010	220,497

(1) Stock options were granted under the Company's 1999 Stock Option and Incentive Plan at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. The options have a term of ten years from the date of grant, and become exercisable at a rate of 25% per year starting on the first anniversary of the date of grant.

(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) of the Company's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price increases. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

The following table sets forth certain information with respect to options exercised in fiscal year 2001 by the Named Personnel, the value realized upon such exercises, and the value of options held by such Named Personnel at the fiscal year end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised, In-the-Money Options at Fiscal Year End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. Schimmel	250,168	$1,722,033	500,340	160,000	$3,713,024	$224,000
William G. Schumacher ...	—	—	—	75,000	—	67,500
Philip J. Garlick	96,025	614,020	83,692	60,000	606,014	84,000
Roy D. Landon	56,980	317,151	35,700	77,000	286,885	107,800
Mary F. McCabe.........	—	—	38,694	92,675	19,805	34,875
David J. DeSimone	—	—	32,065	71,743	101,995	55,212

(1) Amounts are calculated by subtracting the aggregate exercise price of the options from the market value of the underlying Common Stock on the date of exercise, and do not reflect amounts actually received by the Named Personnel.

(2) Amounts are calculated by subtracting the exercise price of the options from the fair market value of the underlying Common Stock as quoted on The NASDAQ Stock Market of $9.40 per share on December 31, 2001, multiplied by the number of shares underlying the options, and do not reflect amounts that actually may be received by the Named Personnel upon exercise of options.

Compensation Committee Report on Executive Compensation

The Compensation Committee during fiscal year 2001 was comprised of Mr. Kahn and Mr. Fisher. Messrs. Kahn and Fisher are both non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company's stock plans and for reviewing and approving compensation matters concerning the executive officers, employees, and consultants of the Company. Pursuant to the authority delegated by the Board of Directors, the Compensation Committee each year sets the compensation of the Chief Executive Officer and reviews and approves the compensation of all other senior officers, including approval of annual salaries and bonuses as well as the grant of stock options to officers and employees.

Compensation Philosophy

The goal of the Company is to attract and retain qualified executives in a competitive industry. To achieve this goal, the Compensation Committee applies the philosophy that compensation of executive officers, including the compensation of the Chief Executive Officer and President, should be linked to revenue growth, operating results, and earnings per share performance.

Under the supervision of the Compensation Committee, the Company has developed and implemented compensation policies. The Compensation Committee's executive compensation policies are designed to (i) enhance profitability of the Company and stockholder value, (ii) integrate compensation with the Company's annual and long-term performance goals, (iii) reward corporate performance, (iv) recognize individual initiative, achievement, and hard work, and (v) assist the Company in attracting and retaining qualified executive officers. Currently, compensation under the executive compensation program is comprised of cash compensation in the form of annual base salary and bonus, and long-term incentive compensation in the form of stock options.

Base Salary

In setting cash compensation for the Chief Executive Officer and President and reviewing and approving the cash compensation for all other officers, the Compensation Committee reviews salaries annually. The Compensation Committee's policy is to fix base salaries at levels comparable to the amounts paid to senior executives with comparable qualifications, experience, and responsibilities at other companies of similar size and engaged in a similar business to that of the Company. In addition, the base salaries take into account the Company's relative performance as compared to comparable companies.

The salary compensation for the executive officers is based upon their qualifications, experience, and responsibilities, as well as on the attainment of planned objectives. The Chief Executive Officer and President makes recommendations to the Compensation Committee regarding the planned objectives and executive compensation levels. The overall plans and operating performance levels upon which management compensation is based are approved by the Compensation Committee on an annual basis. During 2001, the Chief Executive Officer and President made recommendations for salary increases for the other senior officers, and the Compensation Committee approved salary increases ranging from 12% to 23% to the Company's senior officers. These increases reflect the impact of promotions as well as incentive changes.

Bonus Compensation

In addition to salary compensation, the Compensation Committee recommended the continuation of the Company's Bonus Program adopted by the Board of Directors in 1998, whereby senior executives recommended by the Chief Executive Officer and approved by the Compensation Committee for inclusion in the program receive bonus compensation based on a percentage of base salary. Bonuses paid under this program in 2002 were a percentage of base salary for fiscal year 2001 and were based on attainment of target annualized contract levels and a combination of earnings per share and operating expenses for fiscal year 2001.

Stock Options

The Compensation Committee relies on incentive compensation in the form of stock options to retain and motivate executive officers. Incentive compensation in the form of stock options is designed (i) to provide long-term incentives to executive officers and other employees, (ii) to encourage the executive officers and other employees to remain with the Company, and (iii) to enable them to develop and maintain a stock ownership position in the Company's Common Stock.

Each of the Company's 1993 Stock Purchase and Option Plan and 1999 Stock Option and Incentive Plan permits the Compensation Committee to administer the granting of stock options to eligible employees, including executive officers. Options generally become exercisable based upon a vesting schedule tied to years of future service to the Company. The value realizable from exercisable options is dependent upon the extent to which the Company's performance is reflected in the market price of the Company's Common Stock at any particular point in time. Equity compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees. The Compensation Committee approves the granting of options in order to motivate these employees to maximize stockholder value. Generally, options are granted to officers and employees at fair market value on the date of grant and vest over a four-year period.

Option grants to employees are based on such factors as initiative, achievement, and performance. In administering grants to executive officers, the Compensation Committee evaluates each officer's total equity compensation package. The Compensation Committee generally reviews the option holdings of each of the executive officers, including their vesting and exercise prices and the then current value of any unvested options. The Compensation Committee considers equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of the Company's stockholders.

Mr. Schimmel's Compensation

The cash compensation program for the Chief Executive Officer and President of the Company is designed to reward performance that enhances stockholder value. Mr. Schimmel's compensation package is comprised of base pay, bonus, and stock options, and is in part based on the Company's revenue growth, profitability, and growth in earnings per share. In 2001, Mr. Schimmel's cash compensation was increased to $257,885. The Compensation Committee believes that Mr. Schimmel's compensation is presently comparable to the salary of Chief Executive Officers in other Web-based business and financial information companies, considering the size and rate of profitability of those companies.

The Compensation Committee is satisfied that the executive officers of the Company are dedicated to achieving significant improvements in the long-term financial performance of the Company and that the compensation policies and programs implemented and administered have contributed and will continue to contribute toward achieving this goal.

Deductibility of Executive Compensation. In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Company has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Company's present intention that, for so long as it is consistent with its overall compensation objective, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.


Respectfully Submitted by the
Compensation Committee:

MARTIN KAHN (Chair)
CARL P. FISHER

Compensation Committee Interlocks and Insider Participation

No person who served as a member of the Compensation Committee was, during the fiscal year ended December 31, 2001, an executive officer or employee of the Company, was formerly an executive officer of the Company, or had any relationship requiring disclosure herein. No executive officer of the Company served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

Compensation of Directors

Directors who are not employees of the Company and who are not affiliated with principal stockholders (also referred to as "outside directors"), with the exception of Mr. Kahn, receive an annual retainer fee of $12,500 and a $1,000 fee for attending regular or special meetings of the board of directors and for meetings of any committees of the board of directors on which they serve, if committee meetings are held separately. During the fiscal year ended December 31, 2001, Mr. Kahn received $62,292 for services he provided as Chairman of the Board of Directors. Currently, Messrs. Kahn, Fisher, and Ancona are the only outside directors. Outside directors have been eligible to participate in the Company's 1999 Stock Option and Incentive Plan, and all non-employee directors are also eligible to participate in the Company's 2001 Non-Employee Director Stock Option Plan. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings.

Audit Committee Report

The Board of Directors has an Audit Committee that oversees the Company's accounting and financial functions, including matters relating to the appointment and activities of the Company's independent auditors. The Audit Committee regularly discusses with management and the outside auditors the financial information developed by the Company, the Company's systems of internal controls and its audit process. The Audit Committee recommends to the Board each fiscal year the appointment of the independent auditors and reviews periodically the auditors' performance and independence from management. The Audit Committee met with the independent auditors (both with and without the presence of the Company's management) to review and discuss the matters required to be discussed by Statement on Accounting Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards), including various matters pertaining to the audit, including the Company's financial statements, the report of the independent auditors on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures, and policies employed by the Company.

The Board of Directors has adopted a written charter for the Audit Committee setting out the audit related functions the committee is to perform. This year, the Audit Committee reviewed the Company's audited financial statements and met with both management and PricewaterhouseCoopers LLP, the Company's independent auditors, to discuss those financial statements. Management has represented to the

Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee has received from and discussed with PricewaterhouseCoopers LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee also discussed with PricewaterhouseCoopers LLP any matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380).

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 for filing with the Securities and Exchange Commission.

The Audit Committee consists of Messrs. Kahn, Fisher, and Ancona. Messrs. Kahn, Fisher, and Ancona are ''independent'' as defined in Rule 4200 of the National Association of Securities Dealers' listing standards.

Respectfully Submitted by the
 Audit Committee:

MARTIN KAHN (Chair)
CARL P. FISHER
HENRY ANCONA

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and for the review of the financial statements included in the Company's Forms 10-Q for the fiscal year ended December 31, 2001 were $139,200.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for financial information systems design and implementation professional services for the fiscal year ended December 31, 2001 were $0.

All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for services other than those described above for the fiscal year ended December 31, 2001 were $317,344, of which $41,051 was audit-related, $78,921 were income tax compliance and advisory related, and $197,372 was human resources advisory related.

The Company's Audit Committee has determined that the provision of the services by Price-waterhouseCoopers LLP as set forth herein are compatible with maintaining PricewaterhouseCoopers LLP's independence.

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total stockholder return on the Company's Common Stock during the period from the Company's initial public offering on May 19, 1999 through December 31, 2001, with the cumulative total return of the NASDAQ Composite Index and Standard & Poors Small Cap 600 Index. The comparison assumes $100.00 was invested in the Company's Common Stock on May 19, 1999 at the $12.00 initial public offering price and in each of the foregoing indices and assumes dividends, if any, were reinvested.

**Comparison of Cumulative Total Return Among OneSource Information Services, Inc.,
NASDAQ Composite Index and Standard & Poors Small Cap 600 Index (1) (2)**



	5/19/99	12/31/99	12/31/00	12/31/01
OneSource Information Services, Inc.	$100.00	$112.00	$ 65.00	$ 78.00
NASDAQ Composite Index	$100.00	$158.00	$ 96.00	$ 76.00
NASDAQ Computer Index	$100.00	$180.00	$100.00	$ 76.00

(1) Prior to May 19, 1999 the Company's Common Stock was not publicly traded. Comparative data is provided only for the period since that date. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from William Blair & Company, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

(3) The Company has substituted the NASDAQ Computer Index for the Standard & Poors Small Cap 600 Index because the Company believes the NASDAQ Computer Index more accurately reflects the market sector in which the Company participates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In fiscal year 2001, Information Partners Capital and its affiliates subscribed for an aggregate of $686,692 of services from the Company. In addition, in fiscal year 2001, William Blair & Company and its affiliates subscribed for an aggregate of $79,667 of services from the Company.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE 1999 STOCK OPTION AND INCENTIVE PLAN

Proposed Amendment

The 1999 Stock Option and Incentive Plan (the "1999 Plan") was adopted by the Board of Directors in February 1999, and was approved by the Company's stockholders in April 1999. Under the 1999 Plan, a total of 2,800,000 shares of Common Stock are authorized for issuance upon the exercise of options or other awards granted under the 1999 Plan. In March 2002, the Board of Directors adopted an amendment to the 1999 Plan that is the subject of this approval. The Board of Directors has approved, and recommends to the Company's stockholders that they approve, an amendment to the 1999 Plan that will increase the number of shares on which options may be granted to any one participant during any fiscal year to an aggregate of 250,000 shares.

The Company's management relies on stock options as an essential part of the compensation packages necessary for the Company to attract and retain experienced officers and employees. The Board of Directors of the Company believes that the proposed amendment is essential to permit the Company's management to continue to provide long-term, equity-based incentives to present and future employees.

Description of the 1999 Plan

The 1999 Plan is intended to provide stock options and other equity interests in the Company to employees, officers, directors, consultants, and advisors of the Company and its subsidiaries. The text of the 1999 Plan, amended as proposed above, is attached to this proxy statement as *Appendix A*. The following is a summary of the 1999 Plan and should be read together with the full 1999 Plan text.

All stock options granted pursuant to the 1999 Plan were granted at fair market value and generally vest over a four year period at a rate of 25% per year starting on the first anniversary of the vesting start date.

The 1999 Plan is administered by the Board of Directors of the Company and the Compensation Committee. Subject to the provisions of the 1999 Plan, each of the Board of Directors and the Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of Common Stock subject to the award. Payment of the exercise price of the award may be made in cash, shares of Common Stock, a combination of cash and stock, a promissory note, or by any other method approved by the Board or Compensation Committee, consistent with applicable law. Unless otherwise permitted by the Board of Directors, awards are not assignable or transferable except by will or the laws of descent and distribution, and, during the participant's lifetime, may be exercised only by the participant.

The Board of Directors or the Compensation Committee may amend, suspend or terminate the 1999 Plan or any portion thereof at any time. Option agreements may be modified, amended, or rescinded only by written agreement signed by the Company and the participant.

The 1999 Plan expires at the end of the day ten years from the date of its adoption. After that date, no further awards may be granted under the 1999 Plan, but awards previously granted may extend beyond that date.

As amended, the 1999 Plan would increase the maximum number of shares with respect to which awards may be granted to any recipient under the 1999 Plan to an amount that will not exceed 250,000 shares of Common Stock during any fiscal year.

Federal Income Tax Consequences

The following general rules are currently applicable for United States federal income tax purposes upon the grant and exercise of options to purchase shares of Common Stock pursuant to the 1999 Plan:

Incentive Stock Options. The following general rules are applicable under current Federal income tax law to an incentive stock option ("ISO") granted under the 1999 Plan.

1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to the Company upon either grant or exercise of an ISO.

2. If shares acquired upon exercise of an ISO are not disposed of within (i) two years following the date the option was granted or (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the "Holding Periods"), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as capital gain or loss to the optionee.

3. If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

4. In any year that an optionee recognizes compensation income as the result of a Disqualifying Disposition of stock acquired by exercising an ISO, the Company generally should be entitled to a corresponding deduction for federal income tax purposes.

5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain.

6. Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee's holding period for the shares exceeds one year.

7. An optionee may be entitled to exercise an ISO by delivering shares of the Company's Common Stock to the Company in payment of the exercise price, if the optionee's ISO agreement so provides. If an optionee exercises an ISO in such fashion, special rules will apply.

8. In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income," reduced by a statutory exemption. In general, the amount by which the value of the Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

9. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

Non-Qualified Options. The following general rules are applicable under current federal income tax law to an option that does not qualify as an ISO (a "Non-Qualified Option") granted under the 1999 Plan:

1. The optionee generally does not realize any taxable income upon the grant of a Non-Qualified Option, and the Company is not allowed a federal income tax deduction by reason of such grant.

2. The optionee generally will recognize ordinary compensation income at the time of exercise of a Non-Qualified Option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

3. When the optionee sells the shares acquired pursuant to a Non-Qualified Option, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as compensation income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

4. The Company generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes compensation income.

5. An optionee may be entitled to exercise a Non-Qualified Option by delivering shares of the Company's Common Stock to the Company in payment of the exercise price. If an optionee exercises a Non-Qualified Option in such fashion, special rules will apply.

6. Special rules apply if the stock acquired is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

Awards and Purchases.   The following general rules are applicable under current federal income tax law to awards of stock ("Awards") or the granting of opportunities to make direct stock purchases ("Purchases") under the 1999 Plan:

1. Persons receiving common stock pursuant to an Award or Purchase generally will recognize compensation income equal to the fair market value of the shares received, reduced by any purchase price paid.

2. The Company generally should be entitled to a corresponding deduction for Federal income tax purposes when such person recognizes compensation income.

3. When such Common Stock is sold, the seller generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale and the seller's tax basis in the Common Stock (generally, the amount the seller paid for such stock plus the amount taxed to the seller as compensation income).

4. Special rules apply if the stock acquired pursuant to an Award or Purchase is subject to vesting, or is subject to certain restrictions on resale under Federal securities laws applicable to directors, officers or 10% stockholders.

The Board of Directors Unanimously Recommends a Vote "FOR" Ratification of and Approval of the Amendment to the Company's 1999 Plan.

PROPOSAL 3

RATIFICATION OF SELECTION OF AUDITORS

Subject to ratification by the stockholders, the Board of Directors has selected the firm of PricewaterhouseCoopers LLP, independent accountants, to serve as auditors for the fiscal year ending December 31, 2002. It is expected that a member of the firm of PricewaterhouseCoopers LLP will be present at the Annual Meeting with an opportunity to make a statement if so desired and will be available to respond to appropriate questions from the Company's stockholders. The ratification of this selection is not required under the laws of the State of Delaware, where the Company is incorporated, but the results of this vote will be considered by the Board of Directors in selecting auditors for future fiscal years.

The Board of Directors Unanimously Recommends a Vote "FOR" the Ratification of this Selection

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the Annual Meeting of Stockholders for the fiscal year ended December 31, 2002 must be received no later than the close of business on December 18, 2002 at the Company's principal executive offices in order to be included in the Company's proxy statement for that meeting. In order to curtail controversy as to the date on which a proposal was received by the Company, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested to OneSource Information Services, Inc., 300 Baker Avenue, Concord, Massachusetts 01742, Attention: Secretary.

Under the Company's by-laws, stockholders who wish to make a proposal at the Annual Meeting of Stockholders for the fiscal year ended December 31, 2002, other than one that will be included in the Company's proxy materials, must notify the Company no earlier than the close of business on November 18, 2002 and no later than December 18, 2002. If a stockholder who wishes to present a proposal fails to notify the Company by December 18, 2002, the stockholder would not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the Company's by-laws, the proposal is brought before the annual meeting of stockholders, then under the proxy rules of the Securities and Exchange Commission, the proxies solicited by management with respect to the next annual meeting of stockholders will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the persons appointed as proxies may still exercise discretionary voting authority under circumstances consistent with the Securities and Exchange Commission's proxy rules.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of the Proxy Statement entitled "Compensation Committee Report on Executive Compensation", "Audit Committee Report" and "Stock Performance Graph" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

EXPENSES AND SOLICITATION

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies in person or by telephone or telegraph. Brokers, custodians, and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Company or by certain outside proxy solicitation services also may be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation.

The contents of and the sending of this Proxy Statement have been approved by the Board of Directors of the Company.

ONESOURCE INFORMATION SERVICES, INC.

1999 Stock Option and Incentive Plan

1. *Purpose and Eligibility*

The purpose of this 1999 Stock Option and Incentive Plan (the "Plan") of OneSource Information Services, Inc. (the "Company") is to provide stock options and other equity interests in the Company (each an "Award") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "Participant". Additional definitions are contained in Section 8.

2. *Administration*

a. *Administration by Board of Directors.* The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan.

b. *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean such Committee or the Board.

c. *Delegation to Executive Officers.* To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board may determine, *provided that* the Board shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officers.

3. *Stock Available for Awards*

a. *Number of Shares.* Subject to adjustment under Section 3(c), the aggregate number of shares of Common Stock of the Company (the "Common Stock") that may be issued pursuant to the Plan is 2,800,000 shares. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than cost, such shares of Common Stock shall again be available for the grant of Awards under the Plan; *provided, however,* that the cumulative number of such shares that may be so reissued under the Plan will not exceed 2,800,000 shares. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. *Per-Participant Limit.* Subject to adjustment under Section 3(c), no Participant may be granted Awards during any one fiscal year to purchase more than 250,000 shares of Common Stock.

c. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Company (or substituted Awards may be made) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is appropriate. If Section 7(e)(i) applies for any event, this Section 3(c) shall not be applicable.

4. *Stock Options*

a. *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

b. *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "Nonstatutory Stock Option".

c. *Exercise Price.* The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify it in the applicable option agreement.

d. *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement.

e. *Exercise of Option.* Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4(f) for the number of shares for which the Option is exercised.

f. *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) by check payable to the order of the Company;

(ii) except as otherwise explicitly provided in the applicable option agreement, and only if the Common Stock is then publicly traded, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price; or

(iii) to the extent explicitly provided in the applicable option agreement, by (x) delivery of shares of Common Stock owned by the Participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement), (y) delivery of a promissory note of the Participant to the Company (and delivery to the Company by the Participant of a check in an amount equal to the par value of the shares purchased), or (z) payment of such other lawful consideration as the Board may determine.

5. *Restricted Stock*

a. *Grants.* The Board may grant Awards entitling Participants to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "Restricted Stock Award").

b. *Terms and Conditions.* The Board shall determine the terms and conditions of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

6. *Other Stock-Based Awards*

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, phantom stock awards or stock units.

7. *General Provisions Applicable to Awards*

a. *Transferability of Awards.* Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. *Documentation.* Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan *provided that* such terms and conditions do not contravene the provisions of the Plan.

c. *Board Discretion.* The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

d. *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

e. *Acquisition of the Company*

(i) *Consequences of an Acquisition.*

(A) *Acquisition Intended to be Accounted for as a Pooling-of-Interests.* With respect to an Acquisition intended to be accounted for as a pooling-of-interests: (x) all outstanding Awards shall remain the obligation of the Company or be assumed by the surviving or acquiring entity, and there shall be automatically substituted for the shares of Common Stock then subject to such Awards the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition and (y) if a recipient of an Award is terminated by the surviving or acquiring Company without Cause (as defined in the applicable option agreement) before the first anniversary of the consummation of the Acquisition, then upon the consummation of the Acquisition, (1) all Options then outstanding shall become immediately exercisable in full and will terminate, to the extent unexercised, on their scheduled expiration date, and if the shares of Common Stock subject to such Options are subject to repurchase provisions, then such repurchase provisions shall immediately lapse; (2) all Restricted Stock Awards then outstanding shall become free of all repurchase provisions; and (3) all other stock-based Awards shall become exercisable, realizable or vested in full, or shall be free of all repurchase provisions, as the case may be

(B) *Acquisition Intended to be Accounted for under the Purchase Method.*Unless otherwise expressly provided in the applicable Option or Award, upon the occurrence of an Acquisition intended to be accounted for under the purchase method, the Board or the board of directors of the surviving or acquiring entity (as used in this Section 7(e)(i)(B), also the "Board"), shall, as to outstanding Awards (on the same basis or on different bases, as the Board shall specify), make appropriate provision for the continuation of such Awards by the Company or the assumption of such Awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition. In addition to or in lieu of the foregoing, with respect to outstanding Options, the Board may, upon written notice to the affected optionees, provide that one or more Options must be exercised, to the extent then exercisable or to be exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period such Options shall terminate; or terminate one or more Options in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) of the shares subject to such Options (to the extent then exercisable or to be exercisable as a result of the Acquisition) over the exercise price thereof.

(C) *Acquisition Defined.* An "Acquisition" shall mean: (x) any merger or consolidation after which the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event; or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other acquisition of the business of the Company, as determined by the Board.

(ii) *Assumption of Options Upon Certain Events.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

(iii) *Pooling-of-Interests-Accounting.* If the Company proposes to engage in an Acquisition intended to be accounted for as a pooling-of-interests, and in the event that the provisions of this Plan or of any Award hereunder, or any actions of the Board taken in connection with such Acquisition, are determined by the Company's or the acquiring company's independent public accountants to cause such Acquisition to fail to be accounted for as a pooling-of-interests, then such provisions or actions shall be amended or rescinded by the Board, without the consent of any Participant, to be consistent with pooling-of-interests accounting treatment for such Acquisition.

(iv) *Parachute Awards.* Notwithstanding the provisions of Section 7(e)(i)(A), if, in connection with an Acquisition described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code), then the number of Awards which shall become exercisable, realizable or vested as provided in such section shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant (the Awards not becoming so accelerated, realizable or vested, the "Parachute Awards"); *provided, however,* that if the "aggregate present value" of the Parachute Awards would exceed the tax that, but for this sentence, would be imposed on the Participant under Section 4999 of the Code in connection with the Acquisition, then the Awards shall become immediately exercisable, realizable and vested without regard to the provisions of this sentence. For purposes of the preceding sentence, the "aggregate present value" of an Award shall be calculated on an after-tax basis (other than taxes imposed by Section 4999 of the Code) and shall be based on economic principles rather than the principles set forth under Section 280G of the Code and the regulations promulgated thereunder. All determinations required to be made under this Section 7(e)(iv) shall be made by the Company.

f. *Withholding.* Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (as determined by the Board or as determined pursuant to the applicable option agreement). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

g. *Amendment of Awards.* The Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that,* except as otherwise provided in Section 7(e)(iii), the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

h. *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

i. *Acceleration.* The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

8. *Miscellaneous*

a. *Definitions.*

(i) *"Company,"* for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of OneSource Information Services, Inc., as defined in Section 424(f) of the Code (a "Subsidiary"), and any present or future parent corporation of OneSource Information Services, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "Company" shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

(ii) *"Code"* means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) *"employee"* for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company.

b. *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

c. *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

d. *Effective Date and Term of Plan.* The Plan shall become effective after adoption by the Board on a date determined by the Board. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Board, but Awards previously granted may extend beyond that date.

e. *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time.

f. *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

PROXY

ONESOURCE INFORMATION SERVICES, INC.

Proxy for Annual Meeting of Stockholders
May 22, 2002

SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Daniel J. Schimmel and Roy D. Landon, and each or both of them, proxies, with full power of substitution to vote all shares of stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders of OneSource Information Services, Inc. to be held on Wednesday, May 22, 2002 at 10:00 a.m., at Testa, Hurwitz & Thibeault, LLP 125 High Street, High Street Tower, 20th Floor, Boston, Massachusetts 02110, and at any adjournments thereof, upon matters set forth in the Notice of Annual Meeting of Stockholders and Proxy Statement, dated on or about April 10, 2002, a copy of which has been received by the undersigned. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting or any adjournment thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(To Be Signed on Reverse Side)

Please date, sign and mail your
proxy card back as soon as possible!

Annual Meeting of Stockholders
ONESOURCE INFORMATION SERVICES, INC.

May 22, 2002

Please Detach and Mail in the Envelope Provided

Please mark your
☑ votes as in
this example.

		FOR ALL NOMINEES LISTED AT RIGHT (except as marked to the contrary below)	**WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED AT RIGHT**		

1. To elect four directors to the Company's Board of Directors, each to serve for a term of one year or until this successor is duly elected and qualified.   ☐   ☐   **Nominees:**   Martin Kahn
Daniel J. Schimmel
Carl P. Fisher
Henry Ancona

INSTRUCTIONS: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed at right.

THE SHARES REPRESENTED BY THIS PROXY WILL BE
VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR
THE ELECTION OF ALL THE DIRECTORS AND FOR THE PROPOSALS IN ITEMS 2 AND 3.

		FOR	**AGAINST**	**ABSTAIN**
2.	To approve an amendment to the 1999 Stock Option and Incentive Plan which includes a proposed increase in the maximum number of shares of Common Stock on which options can be awarded to any one participant in any fiscal year by 150,000.	☐	☐	☐
3.	To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent accountants, as auditors for the fiscal year ending December 31, 2002.	☐	☐	☐
4.	To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.			

UNLESS OTHERWISE SPECIFIED IN THE SQUARES PROVIDED, THE PROXIES SHALL VOTE FOR THE ELECTION OF THE NOMINEES LISTED ABOVE, FOR THE APPROVAL TO AN AMENDMENT TO THE 1999 STOCK OPTION AND INCENTIVE PLAN AND FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS.

Signature _____ Signature, if held jointly _____ DATED: _____,2002

NOTE: Signatures should be identical with the name typed on the Proxy. Joint owners should each sign personally. Persons signing as attorney, executor, administrator, trustee or guardian should give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If partnership, please sign in partnership name by authorized person.